EXHIBIT 99.5

VOX ROYALTY ANNOUNCES Q3 2024 FINANCIAL RESULTS

 AND DECLARES QUARTERLY DIVIDEND

TORONTO, CANADA – November 6, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the third quarter ended September 30, 2024. All amounts in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer, stated: “We’re pleased to share another quarter of operating cashflow growth, compared to Q3 2023, and further general and administration expenditures reduction of ~14% for the year-to-date, resulting in an increased net cash position. The quarter saw first gold production at our Bulong-Myhree royalty in Western Australia, capitalising on all-time record gold prices. We are also pleased to share quarterly tonnage production records at each of the Janet Ivy gold mine and the Wonmunna iron ore mine. Development progress at Castle Hill and Plutonic East gold projects during the quarter continues to support management optimism related to organic growth within the Company’s current portfolio.”

Third Quarter 2024 Highlights

•	Cash flows generated from operations:

o	$2,112,168 for the three months ended September 30, 2024, up ~55% from $1,359,501 in Q3 2023.
o	$5,333,752 for the nine months ended September 30, 2024, up ~82% from $2,929,309 in the first three fiscal quarters in 2023.

•	General and administration expenditures decreased $540,528 year-to-date compared to the comparative period, representing a decrease of ~14%. The Company has successfully realized reductions to its cost profile and the management team has continued to drive further operational efficiencies.
•	Q3 2024 revenue of $2,428,809 and year-to-date revenue of $8,150,438 (compared to revenue of $3,514,929 and $9,313,168 for the three and nine months ended September 30, 2023, respectively). The decline in revenue over the comparative periods was primarily a result of the positive trigger of a maiden mineral reserves discovery payment linked to the Puzzle Group gold deposits of ~$1.3M (“Puzzle Discovery Payment”) that was recognized in Q3 2023.
•	Gross profit of $1,887,501 and $6,408,628 for the three and nine months ended September 30, 2024, respectively (compared to $3,109,818 and $7,906,163 for the three and nine months ended September 30, 2023, respectively). The decline in gross profit for the quarter and year-to-date is largely a result of the Puzzle Discovery Payment.
•	Strong balance sheet position at period end includes:

o	Cash and accounts receivable of $12,126,765.
o	Working capital of $8,517,006.

•	Producing asset highlights during the quarter included:

o	Wonmunna irone ore mine – achieved record quarterly and year-to-date iron ore production tonnage rates.
o	Janet Ivy gold mine – achieved record quarterly and year-to-date gold production tonnage rates.
o

Otto Bore gold mine – Vox has a 2.5% NSR royalty applicable to production between 42,000oz and 100,000oz of gold recovered. Based on production realized by the operator through Q3 2024, Vox management expects that the hurdle applicable for this royalty will be met, and the royalty payable to Vox commencing in Q4 2024 or Q1 2025 will be paid.

o	Myhree gold mine – first gold doré production in September 2024, within six years of first discovery drilling in 2018.

•	On March 7, 2024, increased quarterly cash dividend by 9.1% to $0.012 per common share.

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Summary of Quarterly Results

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	$	$	$	$
Statement of Cash Flows
Cash flows from operating activities	2,112,168	1,359,501	5,333,752	2,929,309

Income Statement
Revenue	2,428,809	3,514,929	8,150,438	9,313,168
Gross profit	1,887,501	3,109,818	6,408,628	7,906,163
Operating expenses	(1,610,775)	(1,210,962)	(5,312,970)	(5,582,067)
Income from operations	276,726	1,898,856	1,095,658	2,324,096
Interest and finance expenses(1)	(80,184)	-	(243,096)	-
Other income(2)	88,283	175,627	201,189	317,814
Income tax expense – current and deferred	(392,438)	(1,027,951)	(1,745,339)	(2,325,060)
Net income (loss)	(107,613)	1,046,532	(682,588)	316,850
Income (loss) per share – basic and diluted	(0.00)	0.02	(0.01)	0.01

Dividends declared per share	0.012	0.011	0.036	0.033

(1)	Interest and finance expenses comprise BMO credit facility finance charges.
(2)	Other income comprises interest income, foreign exchange differences, and the comparative period also includes the fair value change of warrants which expired on March 25, 2024.

For complete details, please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three and nine months ended September 30, 2024, available on SEDAR+ (www.sedarplus.ca), the SEC’s website (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has declared a quarterly dividend of $0.012 per common share, to be paid on January 14, 2025, to shareholders of record as of the close of business in Toronto on December 31, 2024.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on December 31, 2024. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in January 2025 and on any future date thereafter, expectations to realize revenue from producing and development stage royalty assets in the near-term, and revenue expectations for fiscal year 2024.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2023 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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